FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Monday, May 16, 2005 – JED Oil Inc. (Amex: JDO) today announced financial results for the first quarter ended March 31, 2005.  In the first quarter, JED participated in drilling 32 wells (25.4 net) for an overall success rate of 97%.  All of the wells were cased, however, one of the wells will be utilized for water disposal and one of the wells may not be commercially viable.

The average production rate for the first quarter of 2005 was 585 boe/d.  This is up significantly due to the concentration of drilling in the fourth quarter of 2004 continuing in the first quarter of 2005.  “As can be seen from our drilling and production results, we are continuing to execute on our business plan,” stated Al Williams, President of JED.  “The results of our drilling in the fourth quarter of 2004 are beginning to show up in this quarter and we anticipate continued production growth throughout 2005 as we execute our drilling plans.  Current production is in excess of 800 boe/d.”

Summarized financial and operational data
(in US$ 000’s except for volumes and per share amounts)
All financial results are in accordance with US GAAP	First Quarter Ended	Fourth Quarter Ended
	March 31, 2005	December 31, 2004	Change
Production Information
Oil production (boe per day)	517	162	219%
Gas production (mcf per day)	404	134	201%
Total production (boe per day)	585	184	218%

Financial Information
Revenue	$1,740	$631	176%
Cash flow from operations	$822	($1,457)	156%
Cash flow per share	$0.09	($0.15)	160%
Net Income (loss)	$134	($7,568)	102%
Net income (loss) per share(1) (2)	$0.01	($0.79)	101%
Total bank debt	Nil	Nil	n/a
Operating information (on a per boe basis)
Average price received per bbl of oil	$32.94	$32.39	2%
Average price received per mcf of gas	$ 5.66	$ 5.67	0%
Average price received per boe	$33.06	$32.59	1%
Operating costs per boe	$ 3.31	$10.95	-70%
Operating netbacks per boe	$22.32	$19.67	13%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

JED Oil News Release

May 16, 2005

JED’s revenue increased by 176% in Q1, 2005 to $1.7 million from $0.6 million in the fourth quarter of 2004.  The Company had cash flow from operations of $821,535 and net income of $133,589 for the first quarter compared to a negative cash flow of $1.46 million and a net loss of $7.6 million for the fourth quarter of 2004, most of which were non-cash charges or foreign exchange losses.  For the first quarter of 2004, JED reported revenues, consisting of interest income of $125,780, resulting in a net loss of $70,891 relating primarily to general and administrative expenses.  JED’s field activities commenced late in the first quarter of 2004.

“JED is now profitable on both a cash flow and earnings basis,” stated Bruce Stewart, Chief Financial Officer of JED.  “We anticipate further increases in our financial performance as we continue to execute additional drilling as per our business plan.”

JMG Investment

JMG Exploration, Inc. (“JMG”), a U.S. exploration company is currently in registration.  JED purchased 250,000 common shares in JMG and originally negotiated a right for JED shareholders to purchase shares in JMG by way of a rights offering.  Subject to regulatory approvals, JMG plans to offer to JED’s shareholders one unit of JMG for every five shares of JED owned as of February 1, 2005.  Each unit will be priced at $5.10 and will consist of one share of JMG common stock and a stock purchase warrant entitling the holder to purchase one share of JMG at $5.00 per share.  The warrants expire one year following the completion of the JMG IPO.  The registration statement JMG filed with the SEC on October 29, 2004 with respect to its offering has been amended to reflect these changes.  It is expected that the common stock and warrants will trade independently.  The second round of comments have been received from the SEC and JMG is in discussion to list these securities on the ARCA Tier I.

Conference Call

Management will host a conference call today, May 16th at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 706-679-0879. Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call. After opening remarks, there will be a question and answer period.  This conference call will be webcast live over the Internet on the homepage of the Company's website at www.jedoil.com. To listen to the live call, please go to JED Oil's website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.  JED also has an equity interest in JMG Exploration Inc., a U.S. based exploration company.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Rob Greenberg (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com